FOR IMMEDIATE RELEASE

MADECO ANNOUNCES SHARE INCREASE IN PERUPLAST AND TECH-PAK

(Santiago, CHILE, February 16, 2007) Madeco S.A. ("Madeco" or "the Company") (NYSE ticker: MAD) reported today the following information to the Superintendencia de Valores y Seguros (Chilean Securities and Insurance Superintendence, or "SVS"):

ALUSA S.A. (MADECO S.A. subsidiary) subscribed a transaction for the 24,4% of the shares of Tech-Pak, at the price of US$ 5.3 million, payable in cash on march 1st, 2007. The agreement, reached on February 15, 2007 will allow Alusa to reach the 50% share, from its previous share of 25,6%.

Concurrently, ALUSA S.A. has subscribed a transaction contract for the 14,5% of the shares of Peruplast, at the price of US$ 3.2 million, payable in cash on march 1st, 2007. The agreement, reached on February 15, 2007 will allow ALUSA S.A. to reach the 39,5% share, from its previous share of 25%.

In addition, Nexus Group - a Peruvian investor - has subscribed the respective transaction contracts to acquire the amount of shares needed to reach the same share of ALUSA S.A. in both companies.

ALUSA S.A. and Nexus Group will subscribe a shareholders agreement for the administration of both companies when shares payment and transference is done.

Finally, ALUSA S.A. and Nexus Group have received the transaction commitment of Shintec S.A. for the total of the shares that own in Peruplast. These shares would be acquired in identical parts by ALUSA S.A. and Nexus Group. By this way, ALUSA S.A. would reach a 50% share of Peruplast S.A.

Peruplast S.A. was founded in 1962 and Tech Pak S.A. in 1986. Both companies, with joint operations, are market leaders of flexible packaging in Peru, with revenues over US$70 million in 2006 and a market share of around 60%. Both companies have achieved high efficiency standards, which allow them to operate in the local market as well as in foreign markets at a very competitive price level, quality and service, being a main supplier of large multinational producers of massive consumption products.

This agreement was informed as a "Hecho Reservado" (Classified Fact) to the Superintendencia de Valores y Seguros (Chilean Securities and Insurance Superintendence, or "SVS") on November 22, 2006.

Sincerely,

MADECO S.A.

Tiberio Dall'Olio Lenzini

CEO

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For further information contact:

Pablo Araya Magna

Investor Relations

Tel. : (56 2) 520-1380

Fax : (56 2) 520-1545

E-mail : ir@madeco.cl

Web Site : www.madeco.cl

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Madeco, formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open anonymous corporation according to Chilean law. Currently it has operations in Chile, Brazil, Peru, and Argentina. Madeco is a leader in South America in finished and semi-finished copper, aluminum and alloy products. The Company is also a leader in flexible packaging and wrappers for mass consumer products, such as foods, sweets and cosmetics.

Readers are advised not to confide excessively in declarations about future performance that may be included in this document, which are based on current information. The Company has no obligation to publicly declare changes to statements regarding future performance, which may be subject to events or circumstances after today's date, including, but not limited to, changes in company strategy, or in capital spendng, or reflect the occurrence of unanticipated events.